November 7, 2019

9942019-SLS

Oi S.A.

Attn. Mr. Carlos Augusto Machado Pereira de Almeida Brandão

Director of Investor Relations

Ref.:  Trading at a price below R$1.00 per unit

Dear Sir,

Pursuant to item 5.2.f of the Issuers Listing and Admission to Trading Regulations (Regulations) and items 5.1.2 (vi) and 5.2 of the Issuer’s Manual, the price of its shares admitted to trading on the B3 must be maintained at a value equal to or greater than R$1.00 per unit.

In the period from September 25, 2019 to November 5, 2019, the common shares issued by this company remained quoted below R$1.00 per unit, which constitutes a breach of the abovementioned items.

In light of the above, the company shall:

1.      disclose to the market, by November 22, 2019, the content of this notification, the procedures and the schedule that will be adopted to frame the price of the shares issued by it; and

2.      take appropriate measures to maintain the price of its shares above R$1.00 by (i) May 7, 2020 or (ii) the date of the first general meeting held following receipt of this notification, whichever occurs first.

The above disclosure must be submitted through the Empresas.Net system.

The B3’s guidance regarding a reverse share split, one of the proposed measures to manage share prices, can be found on our website. If the appropriate measures are not taken within the period mentioned in item 2 of this letter, the B3 will suspend trading in such securities, as provided in item 5.2.7 of the Issuer’s Manual.

In addition, we request that you send such correspondence to the Directors and Controlling Shareholders of this company.

Sincerely,

Ana Lúcia Pereira

Superintendence of Issuers Listings and Monitoring

B3 S.A. - Brasil, Bolsa, Balcão

c.c.:        Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira - Superintendence of Corporate Relations (Superintendência de Relações com Empresas)